FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 10.23.2015-1

LAREDO PETROLEUM, INC.
15 W. SIXTH STREET, SUITE 900
TULSA, OKLAHOMA 74119

FILED VIA EDGAR

October 23, 2015

Mr. Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549

Re:	Laredo Petroleum, Inc.
Form 10-K for the Fiscal Year ended December 31, 2014
Filed February 26, 2015
Form 10-Q for the Fiscal Quarter ended June 30, 2015
Filed August 6, 2015
Response Letter dated September 2, 2015
File No. 001-35380

Dear Mr. Hiller:

Set forth below are the responses of Laredo Petroleum, Inc. (the "Company") to the comments received from the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission"or "SEC") by letter dated October 8, 2015 with respect to the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 2014 (File No. 001-35380), filed with the Commission on February 26, 2015 (the "Form 10-K") and its Quarterly Report on Form 10-Q for the Fiscal Quarter ended June 30, 2015 (File No. 001-35380), filed with the Commission on August 6, 2015 (the "Form 10-Q").

For your convenience, the responses are prefaced by the Staff's comment in bold text. All references to page numbers and captions correspond to the Form 10-K, unless otherwise indicated. All capitalized terms are as defined in the Form 10-K or Form 10-Q unless otherwise defined herein.

Pursuant to the Commission’s Rule 83, 17 C.F.R. §200.83, the Company requests confidential treatment of Exhibit A, Exhibit B and Exhibit C to the Company’s response to Staff’s comments 2 and 3. Specifically, the Company requests that the portions of this response marked by bracketed asterisks (i.e., [***]), in place of which confidential information has been included in the unredacted version of this letter that was submitted under separate cover to the Division of Corporate Finance, be maintained in confidence, not be made part of any public record and not be disclosed to any person as such information contains confidential business information. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that Mr. Kenneth E. Dornblaser be notified immediately of such request, so that the Company may further substantiate this request for confidential treatment under Rule 83. Mr. Dornblaser may be contacted at the following address and telephone number:

Mr. Kenneth E. Dornblaser
Senior Vice President & General Counsel
Laredo Petroleum, Inc.
15 W. Sixth Street, Suite 900
Tulsa, Oklahoma 74119
Tel: 918.513.4570
Fax: 918.513.4571

The Company has delivered an unredacted version of this letter to the Staff, which includes confidential information omitted from this letter.

FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 10.23.2015-2

Form 10-K for the Fiscal Year ended December 31, 2014
Management's Discussion and Analysis, page 52
Recent Developments, page 52
Recent Drop in Oil Prices, page 52

1.
We note that you have not complied with the prior comments one and two, regarding your disclosures indicating that if oil and natural gas prices prevailing at the time of filing your report are continued or maintained, a significant portion of exploration, development and exploitation projects may be rendered uneconomic; and there may be a material adverse effect on your results of operations due to impairment.

You indicated previously that you were unable to quantify any reasonably possible effects to address these known trends and uncertainties. However, we see that you booked a $488 million ceiling test write-down in the second quarter, and are now proposing to include a sensitivity analysis to address future concerns of this nature. You previously indicated that you expected to develop all of your reserves, notwithstanding the economic downturn and disclosure on pg 34 expressing concern, although you have not proposed disclosure to clarify the concern noted in our initial comment.

As previously explained, given the role that commodity prices have in reserve computations, the economics underlying development plans, and accounting under the full cost methodology, we believe that disclosure quantifying the reasonably possible effects is required based on reasonably available information.

Please address the following points related to accounting effects.

•
If you believe that a sensitivity analysis will address the accounting aspect of this disclosure requirement, your assumptions about prices, how these represent the known trend, and the range of correlating impact should be clarified.

•	Please describe any may exceed figure sufficiently to understand whether this represents a minimum reasonably possible effect, and how this relates to the range of reasonably possible effects.

•
As you proposed to accompany such disclosure with a list of "numerous uncertainties inherent in the estimation of proved reserves and accounting", also explain how each uncertainty has been minimized or overcome in establishing reasonable certainty of developing the reserves you report.

Please address the following points related to the effects on reserves and exploration, development and exploitation projects and plans.

•If you have concluded that your reserves and development plans are not reasonably likely to be materially impacted by continuation of the prevailing oil and natural gas prices, revise your disclosure to clarify your view.

•
If we have misunderstood your assessment and you believe that materials effects are reasonably possible to arise from a continuation of the prevailing commodity prices, then submit the revisions that you propose to quantify these effects.

Response:
We appreciate the Staff's efforts to help us clarify our misunderstanding in responding to the prior comments. Per our telephonic conversation with the Staff on October 14, 2015, we agree that our explanation in response 1 of our September 2, 2015 letter to the Staff (the "September Letter") regarding the change in our planned development capital for proved undeveloped reserves from December 31, 2013 to December 31, 2014 could be construed to contain inconsistencies.
To further clarify response 1 of our September Letter, in the context of the following discussion these terms will have the following meanings: "Total Company Capital" includes capital expenditures for Total Drilling and Completion Capital, midstream infrastructure and other immaterial corporate capital items. "Total Drilling and Completion Capital" consists of capital expenditures for proved reserves, including drilling PUD locations, and drilling unbooked locations. "PUD Drilling Capital" consists of capital expenditures for drilling PUD locations reflected in our five-year development plan.

FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 10.23.2015-3

As additional clarification to response 1 of our September Letter: The decreases in our planned Total Company Capital and Total Drilling and Completion Capital from December 31, 2013 to December 31, 2014 were a direct result of the sharp decline in commodity prices in the second half of 2014. This resulted in a timing change to our PUD Drilling Capital that was weighted towards the later years of the five-year plan. Our Total Drilling and Completion Capital in 2015 remains relatively flat throughout our five-year development plan. However, our PUD Drilling Capital comprises an increasingly larger percentage of Total Drilling and Completion Capital in the later years of the five-year development plan. By the end of 2015, we currently anticipate spending approximately $470 million on Total Drilling and Completion Capital, of which approximately $155 million will be spent on PUD Drilling Capital, which is consistent with the $154 million stated in our Form 10-K. Through September 30, 2015, we have spent approximately $120 million in PUD Drilling Capital, which is 78% of the 2015 planned PUD drilling.
We remain committed to drilling our proved undeveloped locations. As we attempted to convey in our prior response, during the preparation of our December 31, 2014 reserves, the timing of the associated PUD Drilling Capital was weighted towards the later years of our five-year development plan. This was a result of a reduction in Total Company Capital. Although all components of Total Company Capital were reduced, we chose to allocate a smaller percentage of such reduction to (i) delineation drilling of unbooked locations to hold acreage and (ii) midstream infrastructure construction in the early years of the five-year plan to create efficiencies in the development of our PUDs in the later years. The reduction was not due to expectations that commodity prices will increase. This allocation allows us to continue to make significant investments in our surface gathering and processing facilities, thereby creating "production corridors." We believe that once fully completed, these production corridors will provide us with increased efficiencies and lower costs as we transition from delineation drilling to multi-well pad development drilling in the later years.
Furthermore, we believe that we will have adequate liquidity in future years, through a combination of our cash flow from operations due to normal production growth over the five-year plan, hedge position, debt and equity capital resources, potential joint ventures and potential asset sales to develop our proved undeveloped reserves throughout our five-year plan. Our $754 million public equity issuance in March 2015 demonstrates our ability to access capital markets, even in a low commodity price environment.
In determining our Total Drilling and Completion Capital at December 31, 2014, we noted that even in the then current price environment with quoted market prices of (i) $49.75 per barrel for oil and (ii) $3.26 per MMBtu for natural gas (such prices being approximately 46% lower for oil and 23% lower for natural gas than the 2014 SEC Prices, i.e. those based on the Commission's trailing 12-month price calculation rules as of December 31, 2014), approximately 95% of our proved undeveloped reserves remained economic even without adjusting for decreased drilling and completion costs (which we were already experiencing at February 26, 2015.) At the time of filing our Form 10-K on February 26, 2015, quoted market prices had decreased 5% per barrel for oil and 13% per MMBtu of natural gas when compared with quoted market prices at December 31, 2014. These price decreases did not meaningfully affect the aforementioned 95% economic proved undeveloped reserves. We believe this sustained economic viability of our reserves even at prices lower than those required per SEC Prices supports the validity of our year-end 2014 proved undeveloped reserves and five-year development plan.
Despite the economic robustness of the proved undeveloped reserves and our commitment to develop the proved undeveloped locations at year-end 2014, we now recognize that changes in our development schedule have caused certain proved undeveloped reserves to shift beyond five years of the initial booking. The remaining 2010 disclosed undeveloped volumes scheduled for 2016 and 2017 cannot be timely drilled or accelerated to 2015. However, as these volumes represent approximately 1% of total proved reserves, the elimination of the 2010 strata reserves beyond the five-year period does not materially impact our total estimated reserve volumes. We will more closely monitor our reserve process to better ensure proved undeveloped volumes are developed within five years of initial booking or derecognized in subsequent reserve estimates.
Additionally, per our telephonic conversation with the Staff on October 14, 2015, we have revised the proposed future disclosure that we submitted to the Staff in our September Letter to quantify the impact more current commodity prices at the time of future filings may have on our reserves and financial statements. Such expanded disclosures include (i) describing our methodology in determining the prices utilized in the hypothetical future estimates, (ii) clarifying the future estimates (by the removal of all "could exceed" language) and (iii) confirming the process to review any uncertainty, including the current commodity price, to establish with reasonable certainty any material impact on our reserves as reported.

FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 10.23.2015-4

The following represents excerpt language that we would include in future filings, using our anticipated filing for our third-quarter Form 10-Q as a base.
Potential future low commodity price impact on our development plans, reserves and full cost impairment
Oil, NGL and natural gas prices have remained low in the fourth quarter of 2015. If prices remain at or below the current low levels, subject to numerous factors and inherent limitations, we will incur an additional non-cash full cost impairment in the fourth quarter, which will have an adverse effect on our results of operations. Furthermore, at September 30, 2015, as discussed above, we had material reductions in our proved reserves and we will have further reductions at December 31, 2015, due to price-related changes in our proved developed reserves and the potential to modify our development plans for future years as will be determined during the fourth quarter.
There are numerous uncertainties inherent in the estimation of proved reserves and accounting for oil and natural gas properties in future periods. In addition to unknown future commodity prices, other uncertainties include (i) changes in drilling and completion costs, (ii) changes in oilfield service costs, (iii) production results, (iv) our ability, in a low price environment, to strategically drill the most economic locations in our multi-stack horizontal targets, (v) income tax impacts, (vi) potential recognition of additional proved undeveloped reserves, (vii) any potential value added to our proved reserves when testing recoverability from drilling unbooked locations and (viii) the inherent significant volatility in the commodity prices for oil and natural gas recently exemplified by the large swings in recent months.
Each of the above factors is evaluated on a quarterly basis and if there is a material change in any factor it is incorporated into our internal reserve estimation utilized in our quarterly accounting estimates. We use our internal reserve estimates to evaluate, also on a quarterly basis, the reasonableness of our reserve development plans for our reported reserves. Changes in circumstance, including commodity pricing, economic factors and the other uncertainties described above may lead to changes in our reserve development plans.
Although we do not disclose reserve quantities on a quarterly basis, we have set forth below a calculation of a potential future further reduction of our proved reserves. Such implied impairment and decrease in reserves should not be interpreted to be indicative of our development plan or of our actual future results. Each of the uncertainties noted above has been evaluated for material known trends to be potentially included in the estimation of possible fourth-quarter effects. Based on such review, we determined that the impact of decreased commodity prices is the only significant known variable necessary in the following scenario.
Both our hypothetical fourth-quarter full cost ceiling calculation and our hypothetical reserves estimates have been prepared by substituting (i) $X per barrel for oil, (ii) $X per barrel for NGL and (iii) $X per MMBtu for natural gas (the "Pro Forma Prices") for the respective SEC Prices as of September 30, 2015. All other inputs and assumptions have been held constant. Accordingly, this estimation strictly isolates the estimated impact of more current commodity prices on the 2015 year-end SEC Prices that will be utilized in our full cost ceiling calculation and our reserves estimate. The Pro Forma Prices use a slightly modified SEC Price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for oil, NGL and natural gas on the first day of the month for the 11 months ended November 1, 2015 with the price for November 1, 2015 held constant for the remaining twelfth month of the calculation. Based solely on the substitution of the Pro Forma Prices into our September 30, 2015 internal reserve estimates, the implied fourth-quarter impairment would be approximately $X and the implied impact to our December 31, 2014 reserves, converted to a three-stream basis, would be a reduction of approximately X MBOE. We believe that substituting the Pro Forma Prices into our September 30, 2015 internal reserve estimates may help provide users with an understanding of the potential fourth-quarter price impact on our December 31, 2015 full cost ceiling test and in preparing our year-end reserve estimates.

2.
We had asked you to submit a rollforward of reserves for each of the last five years and related details in our prior comment. As you provided this activity only for 2014, we will require the balance of this information to continue our review. Please provide explanations and details of any circumstances

•associated with reserves that were removed from the proved category without development or

•
which you believe justify reporting reserves that are not developed or not scheduled to be developed within five years of initial booking, as may pertain to activity over the prior five fiscal years and subsequent interim period.

FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 10.23.2015-5

Please also describe the circumstances under which any schedules for development have changed subsequent to initial booking so that we may understand the nature and extent of information that had changed or which was not contemplated or not required to establish reasonable certainty in your adoption of the initial development plans.
Response:

Attached as Exhibit A are the requested roll-forward schedules that show the changes to our proved undeveloped reserves for each of the last five fiscal years, stratified according to the year in which we originally reported the reserves and the related requested explanations.

3.
Please submit a schedule comparing the reserves and locations that were scheduled for development in each of the last five fiscal years, and the subsequent interim period, at the end of the immediately preceding fiscal year-end. For example, identify the reserves that were scheduled for development during 2015, in your reserve report as of December 31, 2014, and the reserves that were scheduled for development during 2014, in your reserve report as of December 31, 2013. Also submit explanations for any significant shortfalls between the PUD drilling schedules and those scheduled PUDs that were actually drilled.

Response:

Attached as Exhibit B are the requested schedules that compare the reserves and locations that were scheduled for development in each of the last five fiscal years, the subsequent interim period ending June 30, 2015, and the related requested explanations. This exhibit presents all PUD locations that were scheduled, drilled and not drilled during each fiscal period together with explanations of all changes to the original plan.
Although not provided in response to a direct comment from the Staff, we have also included as Exhibit C a schedule that reflects total proved developed reserve additions, identifying additions that were not previously booked, for each of the last five fiscal years, and the subsequent interim period ending June 30, 2015. This exhibit illustrates the growth in our proved developed reserves for each year. Proved developed reserves grew more each year than the five-year plan predicted. We have developed, and remain committed to developing our Permian low-risk resource play. In our specific situation, failure to develop PUD reserves exactly as originally scheduled does not indicate a lack of reasonable certainty of the development of our resource play.
Closing comment
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please contact the undersigned, at (918) 513-4570.

Sincerely,
Laredo Petroleum, Inc.

By:	/s/ Richard C. Buterbaugh
Richard C. Buterbaugh
Executive Vice President and Chief Financial Officer

cc:	Lily Dang, Securities and Exchange Commission
Kimberly Calder, Securities and Exchange Commission
Kenneth E. Dornblaser, Senior Vice President and General Counsel
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP
Val Rick Robinson, Ryder Scott Company, L.P.

FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 10.23.2015-6

EXHIBIT A

[***]

FOIA confidential treatment requested by Laredo Petroleum,Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 10.23.2015-7

EXHIBIT B

[***]

FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 10.23.2015-8

EXHIBIT C

[***]